                                  June 29, 2001



VIA FACSIMILE AND EDGAR

U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:     H. Christopher Owings, Assistant Director
               Mail Stop 0308

RE: KOMAG, INC. WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-3/S-4 (FILE NOS. 333-58448/333-58316)

Ladies and Gentlemen:

Please be advised that pursuant to Rule 477 under the Securities Act of 1933, as amended, Komag, Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") withdraw the Company's Registration Statement on Form S-3/S-4 filed with the Commission on April 5, 2001 (File Nos. 333-58448/333-58316), as amended by Amendment #1 filed on May 14, 2001, with all exhibits thereto (the "Registration Statement"). The Registration Statement is being withdrawn due to the fact that certain conditions for launching the proposed exchange offer have not been satisfied, and the Company has decided not to proceed with the exchange offer. The Company further advises the Commission that no securities sought to be registered pursuant to the Registration Statement have been sold or exchanged by the Company.

Thank you for your attention and assistance in connection with our proposed exchange offer, and thank you in advance for your assistance with our withdrawal request. If you have any questions regarding this withdrawal request, please call Kathy Bloch of Wilson Sonsini Goodrich & Rosati at 650.320.4639, or me at 408.576.2209.

Sincerely,


Edward H. Siegler
Vice President & Chief Financial Officer